iPath ® Fixed Income ETNs Targeted Exposure to U.S. Treasury Yield Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 July 31, 2013

iPath ® Fixed Income ETNs
A suite of 10 iPath
®
exchange-traded notes that seek to provide a
targeted exposure to the movement of a US Treasury Yield or the
US Treasury yield curve.
• Linked to indices tracking returns of a notional investment in US
Treasury futures contracts
Seek to make yield investable: target (but do not guarantee) a constant exposure to changes in specific points of the US Treasury yield curve
Can be used to take a view on:
– an increase or decrease in specific points on the yield curve
– the steepening or flattening of the yield curve.
Can be used to decrease a portfolio’s sensitivity to changes in the yield curve
Constant exposure structure avoids the need of daily rebalancing typical of leveraged/inverse ETFs
Investor fee : 0.75% per annum

DTUL
2Y Bull ETN
DTUS
2Y Bear ETN
DTYL
10Y Bull ETN
DTYS
10Y Bear ETN
DLBL
Long Bond Bull ETN
DLBS
Long Bond Bear ETN
STPP
Steepener ETN
FLAT
Flattener ETN
DFVL
5Y Bull ETN
DFVS
5Y Bear ETN
The investor fee for each ETN will equal (1) the closing indicative value on the immediately preceding calendar day times (2) 0.75% divided by (3) 365. Because the daily investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the daily investor fee accumulates over time and is subtracted at a rate of 0.75% per year. In addition, an index rolling cost of $0.005 or $0.10 per ETN (depending on the series of ETN) will be charged on each “roll day”, representing a net effect of  $0.06 or $0.12 (depending on the series of ETN) per year.
1

iPath ® Exchange-Traded Notes
iPath
®
Exchange Traded Notes (“ETNs”) are senior, unsecured debt securities seeking to provide access to hard-to-reach assets or strategies.
• Listed on the NYSE Arca Exchange
•
Can be redeemed on a daily basis directly to the issuer¹
• Linked to the performance of an index, minus fees and costs
•
No tracking error to the index²
• Issued by Barclays Bank PLC
• Payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

1.Subject to certain terms and conditions, including a minimum size of 50,000. See the applicable prospectus for details.
2. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

Bull and Bear iPath ® Fixed Income ETNs

Bull and Bear iPath ® Fixed Income ETNs

1. The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve. Such objective is targeted for very short periods of time and small yield movements.
For illustrative purposes only and not indicative of any specific investment outcome. For a description of additional risks of investing in the ETNs, see “Risk
Factors” in the applicable prospectus.
2. Before relevant fees and costs as described in the prospectus.
iPath
®
bull ETNs:
Cheapest to Deliver (“CTD”) Bond Index Response Target
Expected Change in ETN Value²
Yield Increases 0.01% Index loses 1 point ETN loses $0.10
Yield decreases 0.01% Index gains 1 point ETN gains $0.10
iPath
®
bear ETNs:
CTD Bond Index Response Target
Expected Change in ETN Value²
Yield Increases 0.01% Index loses 1 point ETN gains $0.10
Yield decreases 0.01% Index gains 1 point ETN loses $0.10
DTUL
2Y bull
DTYL
10Y bull
DLBL
Long Bond bull
DFVL
5Y bull
DTUS
2Y bear
DTYS
10Y bear
DLBS
Long Bond bear
DFVS
5Y bear
Target (but does not guarantee to deliver) a fixed relationship to changes in yield of the relevant CTD bond, for small changes in yield across short time intervals:
1

Yield Tracking Performance
iPath
®
bull/bear ETNs seek to obtain $0.10 decrease/increase for each 0.01% increase in yield of the relevant CTD bond
• Historically, short-term tracking has been very high (see chart),
• Long-term tracking affected by factors such as futures roll yield/cost, difference in yield between on-the-
run bond and CTD futures bond, price-yield convexity requiring monthly rebalancing, and ETN fees.

$ 0.101
On average,  $0.101 DTYS
change per 0.01% change of
on-the-run 7Y yield
Source: Bloomberg, 10/1/10–
6/28/13, using weekly data. Past performance is not indicative of future results.
Please see the applicable prospectus for a description of how the relevant index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the mechanics of futures rolling and other important details and risk factors).
Weekly change in value of DTYS vs on-the-run 7Y Treasury yield
$5
$4
$3
$2
$1
$0
-$1
-$2
-$3
-$4
-$5
-0.5% -0.3% -0.1% -0.1% -0.3% -0.5%
Change in yield of 7Y on-the-run

The Impact of Futures Roll Yield
Every quarter, the close-to-expiry futures contracts comprising an index are sold and replaced with next-
to-expiry futures (“futures roll”)
•
In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a negative “roll cost”, which can negatively impact a long position in a futures contract
•
In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a positive “roll yield”, which can positively impact a long position in a futures contract
Historically, US Treasury futures contracts tend to trade in backwardation, which tends to:
• Positively impacts the value of Bull ETNs
• Negatively impact the value of Bear ETNs

* Only futures contract with active open interest are shown. Source: Bloomberg, as of 6/28/13.
Past performance is not indicative of future results.
Futures curves prices as of 6/28/2013
2Y Futures Prices
5Y Futures Prices
10Y Futures Prices Long Bond Futures Prices
S-13
D-13 M-14 J-14
S-13
D-13 M-14 J-14 S-13
D-13 M-14 J-14
S-13
D-13 M-14 J-14
111
110
109
122
121
119
120
127
126
125
136
135
133
134
Date of Expiry Date of Expiry
Date of Expiry Date of Expiry

iPath ® Fixed Income ETNs vs. Inverse
U.S. Treasury ETFs
iPath Fixed Income ETNs Daily-reset inverse ETFs
Target exposure
$0.10 DV01 on 2Y, 5Y, 10Y or Long Bond
futures
-100%,-200%, or -300% daily reset returns on
Treasury Bonds
Reference Assets US Treasury Futures Indices
US Treasury notes/bonds, either directly or using
total return swaps
Target Performance
(excl. fees)
Directly fixed to performance of index over any
time period.
Daily return linked to index return. Returns over
more than 1 day will differ and are path dependent
with respect to the index.
Tracking difference¹
Investor fees + daily rolling costs on roll days as
defined by prospectus
Management fees plus trading/rebalancing cost.
Transparency
Index tracks known amount of underlying
futures positions
Objective of ETF is known, but underlying
positions are unknown
Structure ETN ETF
Registration Securities Act of 1933 Investment Company Act of 1940
Principal Risk Market risk and issuer credit risk
Market risk and credit risk on SWAP
counterparty
1. Tracking difference indicates the difference between performance in the index and Net Asset Value of the ETF / Closing Indicative value of the ETN. Source, Bloomberg, since inception of each products.

iPath ® Bear ETNs to Mitigate Interest
Rate Risk
• A bond portfolio tends to decrease in value for an increase in the relevant yield.
•
Interest rates exposure is often expressed as dollar value of one basis point (“DV01”): the expected change of a bond portfolio price for a change of 1basis point (0.01%) in yield.
• iPath
®
Bear ETNs seek to obtain a constant $0.1 DV01 per ETN:
• They seek an increase of $0.1 per ETN for each increase of 0.01% in the yield of the relevant CTD bond
.
• iPath
®
Bear ETNs may be used to help mitigate losses due to interest rates increase.
• Investors often hedge an interest rates exposure by choosing ETNs that most closely matches the average duration of the portfolio:
1. Before relevant fees and costs as described in the prospectus.
2. Adjusted for conversion factor. Source: Bloomberg, 6/28/13
The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve.
For illustrative purposes only and not indicative of any specific investment outcome. For a description of additional risks of investing in
DTUS DFVS DTYS DLBS
Duration of CTD contract²
(as of 6/28/13)
2.0 years 5.3 years 7.1 years 12.0 years
1
the ETNs, see “Risk Factors” in the applicable prospectus.

Monthly Dollar Amount Change
$40
$30
$20
$10
$0
-$10
-$20
-$30
-$40
9/10
10/10
11/10
12/10
1/11
2/11
3/11
4/11
5/11
6/11
7/11
8/11
9/11
10/11
11/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12
7/12
8/12
9/12
10/12
11/12
12/12
1/13
2/13
3/13
4/13
5/13
6/13

BARCLAYS

Example: DTYS and US Treasury
Hypothetical monthly dollar change for:
A. $1000 notional exposure to the Barclays US Treasury 5-10Y TR Index (“Bond Index”)
B. Investment in DTYS at prevailing indicative value (“DTYS”) with same interest rates exposure
(as measured by DV01) as the Bond Index.
– The notional exposure to DTYS may be balanced to match the DV01 of the Bond Index, such as in the following example:
• DV01
Bond Index
= Average Duration x Notional / 10000
• DTYS number of ETNs (“N
DTYS
”) = DV01
Bond Index
/ $0.1
• DTYS notional exposure = N
DTYS
x CIV
DTYS

Source: Bloomberg, 8/31/10–12/31/12, using monthly data.
Past performance is not indicative of future results. One cannot invest directly in an index. This example is for illustrative purposes only and does not represent any actual portfolio. Investors should consider their individual circumstances when making their investment decision in the
ETNs or any other product.
Historically, very
similar (but
opposite)
monthly dollar
value change
Bond Index
DTYS

iPath ® Flattener and Steepener ETNs

FLAT and STPP
The iPath
®
US Treasury Flattener ETN (“FLAT”) and the
iPath
®
US Treasury Steepener ETN (“STPP”) are linked to
the Barclays US Treasury 2Y/10Y Yield Curve Index™ (the
“Index”)
• Index provides exposure to 2Y and 10Y
US Treasury futures
• Index seeks to capture returns potentially
available from a “steepening” or “flattening”
of the US Treasury yield curve.

US Treasury
yield movement
Effect on
yield curve
STPP expected value change
Position in the Index: Long
FLAT expected value change
Position in the Index: Short
2Y yield decreases 0.01%
relative to 10Y yield
Steepening Increase $0.10* Decrease $0.10*
2Y yield increases 0.01%
relative to 10Y yield
Flattening Decrease $0.10* Increase $0.10*
2Y 10Y
Baseline yield curve
Steepening of the
yield curve
Flattening of the
yield curve
Maturity
FOR ILLUSTRATIVE PURPOSES ONLY
1. The index only approximates, and does not guarantee, its objective in relation to the movement of the yield curve. The relationship is meant to approximate  instantaneous changes in yield and index, and not long term changes. Before relevant fees and costs as described by prospectus
1 2

FLAT and STPP: Exposure
The index provides exposure to 2Y and 10Y US Treasury futures contracts, tracking the returns of:
A notional investment in a weighted “long” position in relation to 2-year
Treasury futures contracts
A notional investment in a weighted “short” position in relation to 10-year
Treasury futures contracts
Index compositions and weights are rebalanced monthly.
Excluding fees and costs, an investment in the STPP or FLAT ETN is expected to provide similar returns as a combined investment in the corresponding bull and bear ETN reflected below:

77%
Long position
CBOT 2YR UST Sep 13
23%
Short
position,
CBOT 10YR
UST Sep 13
+
STPP
indicative value change
=
DTYS
(10Y bear)
indicative value change
DTUL
(2Y bull)
indicative value change
+
FLAT
indicative value change
=
DTYL
(10Y bull)
indicative value change
DTUS
(2Y bear)
indicative value change
Source: Barclays, 6/28/2013

STPP vs. DTYS
Both the indices underlying STPP and DTYS seek to provide short notional exposure to 10Y US
Treasury futures contracts. Additionally, the index underlying STPP seeks to provide long exposure to 2Y
US Treasury futures:

• Historically, 2Y and 10Y US Treasury
futures have tended to trade in
backwardation
• Historically, roll cost for short exposure, and
roll yield for long exposure
• If this trend continues, STPP may be an
appropriate vehicle to provide short
exposure to 10Y US Treasury futures,
while potentially mitigating its roll cost with
long exposure to 2Y US Treasury futures.
Source: Bloomberg, 8/9/2010 – 6/28/2013
Past Performance is not indicative of future results.
+
STPP
indicative value change
=
DTYS
(10Y bear)
indicative value change
DTUL
(2Y bull)
indicative value change
$60
$55
$50
$45
$35
$40
$30
$25
$20
Aug-10 Aug-10 Aug-10 Aug-10 Aug-10
Aug-10
STPP
DTYS
STPP and DTYS Closing Indicative Value
Historical Performance

Summary
Key Features
The iPath
®
fixed income ETN suite seeks to make US Treasury yields investable
– The underlying indices track (but do not guarantee) constant dollar exposure to changes in yields
STPP & FLAT: exchange-traded access to flattener and steepener yield curve strategies
Operational Efficiency
– Linked to indices based on US Treasury futures, which have historically been highly liquid and transparent
– Operationally efficient: Eliminates need to manage options portfolio or rolling of futures contracts
Common Uses
Execute tactical views on yield curve expectations
Execute flattening/steepening strategy based on expectations of future economic cycles
Implement hedging strategy to decrease a portfolio’s sensitivity to changes in the yield curve

Appendix

1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

BARCLAYS

Historical Range of US Treasury Yields
Source: Bloomberg, 1/31/1990–6/28/13.
For illustrative purposes only. Past Performance is not indicative of future results.
10%
9%
8%
7%
6%
5%
4%
3%
1%
2%
0%
30Y Treasury Yield
10Y Treasury Yield
2Y Treasury Yield
Fed Funds o/n Effective Rate

Treasury Futures Avg Daily Volume
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Ultra
30-Year
10-Year
5-Year
2-Year

US Treasury Futures
A US Treasury futures contract is an agreement to
buy/sell US Treasury notes or bonds at a fixed price
for physical settlement on a future date.
• Trading on the CME since 1977
• Historical high liquidity: average cumulative
volume greater than $300bn/day since 2011
• Quarterly contracts for six maturities are available
• Liquidity concentrated on front-month contracts
for 2Y, 5Y, 10Y and Long Bond
Conversion factor and CTD:
• At futures expiration, any contract within a pre-specified basket can be delivered
• To mitigate the difference between the value of the eligible-to-deliver contracts, prices are adjusted using a “conversion factor”
•
The contract with lowest adjusted price is called cheapest to deliver (“CTD”)

Source: CME, Bloomberg, 12/30/1999-12/30/2011

Indices Mechanics
The Indices track weighted positions in 2Y, 5Y, 10Y
and Long bond US treasury futures
Each Index targets but does not guarantee a
1.00 change in index level for each 1 basis
point change in the relevant yield or spread
– e.g., 2Y Index targets a decrease of 1.00 if the
2Y CTD yield increases by 1bp
Treasury futures weightings
– Calculated and re-weighted monthly to maintain
the target exposure to changes in yield
– Rolled quarterly from front to next contract over
3 days before the delivery month
Index returns are calculated using CME futures
closing prices
Monthly Futures Weighting
1.00 change in index level for each 1
basis point change in yield / spread
Price and characteristics of current
Cheapest to Deliver (CTD)
bond identified
Calculate the Modified Duration of
CTD bond and adjusted by Futures
expiry
Index weights calculated according to
futures contract prices and Modified
Duration of CTD bond
Monthly Future re-weighting, quarterly
roll of Futures
Please see the applicable prospectus for a description of how the relevant index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the mechanics of futures rolling and other important details and risk factors).
Target
Identify
CTD
Futures
Duration
Weight
Cycle

Closing Indicative Value Calculation
Each ETN is linked to an underlying futures Index and the daily change in index level is incorporated in the ETN return
Fixed change of either +$0.10 (bull) or -$0.10  (bear) of ETN value per Index point
Each ETN accrues interest on a daily basis at the 4-week US T-bill rate
Each ETN accrues fees on a daily basis at 0.75% p.a. An additional fixed cost of either $0.005 or $0.01 is charged on each roll day
Published end-of-day to independent market data providers such as Bloomberg
The strike price for any redemption or creation orders for that day
3. Daily Interest
4. Daily Fee
1. Index Performance
2. Index Multiplier
Today’s ETN Value
Yesterday’s ETN Value
1. The index multiplier is set at a negative value for the bear ETNs to increase in value in response to a decrease in the index level and to decrease in value in response to an increase in the index level.
2. Roll days occur over 3 consecutive index business days in each of the months of February, May, August, and November in any given year. The net effect of the index rolling cost accumulates over time and is subtracted at the rate of $0.06 per year, or 0.12% of the principal amount per year. See the applicable prospectus for more details.
Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.
+
+
2
1

Accessing iPath ® Fixed Income ETNs
Contacts
iPath ® Hotlines 877-764-7284   /    212-528-7990
Online Resources
iPath ® website
www.ipathetn.com
iPath ® Fixed Income product page
www.ipathetn.com/us/about_ipath_etns/product_suites/fixed_income
Basics of Yield Curve Strategies
www.ipathetn.com/us/downloads/pdf/yieldcurve_strategies.pdf
Targeted Access to the US Treasury Yield Curve
www.ipathetn.com/us/downloads/pdf/accessing-treasury-yield-curve.pdf
Bloomberg Tickers
Intraday Indicative Value [Ticker] IV Index
Closing Indicative Value [Ticker] RDNV Index
Futures tracked in Index
Futures Price Curve / Table CCRV
<GO>   / CT
<GO>
Cheapest-to-Deliver DLV <GO>
Futures Effective Duration
FLDS    FUT_EQV_MOD_DUR_BASED_ON_CTD

TU
A
/ FV
A
/ TY
A
/ US
A
Comdty (2Y / 5Y / 10Y / LongBond front-month contract)

Selected Risk Considerations
An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your Principal:**
The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The
ETNs are riskier than ordinary unsecured debt
securities and have no principal protection.
Credit of Barclays Bank PLC:**
The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event
Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
The Underlying US Treasury Note or Bond Yield or Slope of the US Treasury Yield Curve May Increase, Decrease or Remain Unchanged
Over the Term of Your ETNs:**
The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying US Treasury yield curve or US Treasury note or bond yield, depending on the ETN. Changes in the underlying US Treasury yield or yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying US Treasury yield or yield curve to increase, decrease or remain unchanged over the term of your ETNs.
There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the
Underlying US Treasury Note or Bond Yield or Underlying US Treasury Yield
Curve: **
Reasons why this might occur include: market prices for
underlying US Treasury note or bond futures contracts may not capture precisely the underlying changes in the US Treasury yield or yield curve;
the index calculation methodology uses approximation; and the underlying US Treasury bond weighting is rebalanced monthly.
Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in
the Value of the Underlying
Index: **
The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.
Disclosure

Market and Volatility Risk:**
The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market.
Factors that may influence the market value of the ETNs include prevailing market prices of the US stock or US Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related
to such index.
A Trading Market for the ETNs May Not
Develop:**
Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the
ETNs:
You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for
Redemptions:**
You must redeem at least 25,000 or 50,000
(depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Uncertain Tax Treatment:
Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC assists in the promotion of the iPath ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
“Barclays US Treasury 2Y/10Y Yield Curve
Index™”,
“Barclays 2Y US Treasury Futures Targeted Exposure
Index™”,
“Barclays 5Y US Treasury
Futures Targeted Exposure
Index™”,
“Barclays 10Y US Treasury Futures Targeted Exposure
Index™”
and “Barclays Long Bond US Treasury
Futures Targeted Exposure
Index™”
are trademarks of Barclays Bank PLC.
© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE